Exhibit 99.13

BY-LAW NO. 2

A by-law respecting the borrowing of money,

the issuing of securities and the securing of liabilities by

CANNTRUST HOLDINGS INC.

(herein called the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

1            Borrowing Powers - Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may, subject to the articles and any unanimous shareholder agreement, from time to time, on behalf of the Corporation, without the authorization of the shareholders:

a)	borrow money on the credit of the Corporation;

b)	issue, re-issue, sell or pledge debt obligations of the Corporation, whether secured or unsecured;

c)	subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2             Delegation of Powers - Subject to the Act, the articles, the by-laws and any unanimous shareholder agreement, the board may, from time to time, delegate any or all of the powers hereinbefore specified, to a director, a committee of directors or one or more officers of the Corporation.

ENACTED this 30th day of April, 2015.

/s/ Eric Paul
Chief Executive Officer-Eric Paul	c/s

The foregoing by-law is hereby enacted by the directors of the Corporation as evidenced by the respective signatures hereto of all of the directors of the Corporation in accordance with the provisions of section 129(1) of the Business Corporations Act (Ontario).

DATED the 30th day of April, 2015.

/s/ Mitchell J. Sanders	/s/ Norman Paul
MITCHELL J. SANDERS	NORMAN PAUL

/s/ Eric Paul	/s/ Mark Litwin
ERIC PAUL	MARK LITWIN

In lieu of confirmation at a general meeting of the shareholders, the foregoing by-law is hereby confirmed by all of the shareholders of the Corporation entitled to vote at a meeting of shareholders in accordance with the provisions of section 104(1) of the Business Corporations Act (Ontario).

DATED the 30th day of April, 2015.

Cannamed Financial Corp.	Norman Paul 2013 Family Trust
Per:	Per:

/s/ Mark Litwin	/s/ Norman Paul
MARK LITWIN	NORMAN PAUL
I have authority to bind the corporation	I have authority to bind the corporation